Exhibit 99.3

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2022

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenue	€103,769	€75,337	€171,477	€105,946
Revenue from related party	41,006	20,137	74,936	27,754
Total revenue	144,775	95,474	246,413	133,700

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,984	2,961	5,963	5,547
Selling and marketing, including related party (1)(2)(3)	92,369	71,366	151,692	94,703
Technology and content, including related party (1)(2)(3)	15,473	13,753	29,047	26,393
General and administrative, including related party (1)(2)(3)	9,510	10,189	40,081	18,704
Amortization of intangible assets (2)	34	68	68	68
Impairment of intangible assets and goodwill	84,177	—	84,177	—
Operating loss	(59,772)	(2,863)	(64,615)	(11,715)

Other income/(expense)
Interest expense	(20)	(146)	(35)	(202)
Other, net	252	(274)	484	632
Total other income/(expense), net	232	(420)	449	430

Loss before income taxes	(59,540)	(3,283)	(64,166)	(11,285)
Expense/(benefit) for income taxes	212	6	6,282	(1,256)
Loss before equity method investment	(59,752)	(3,289)	(70,448)	(10,029)
Loss from equity method investment	(54)	—	(54)	—
Net loss	€(59,806)	€(3,289)	€(70,502)	€(10,029)

Earnings per share available to common stockholders:
Basic	€(0.17)	€(0.01)	€(0.20)	€(0.03)
Diluted	(0.17)	(0.01)	(0.20)	(0.03)
Shares used in computing earnings per share:
Basic	359,990	357,582	359,636	356,726
Diluted	359,990	357,582	359,636	356,726

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
(1) Includes share-based compensation as follows:
Cost of revenue	€61	€71	€102	€121
Selling and marketing	229	299	431	525
Technology and content	991	1,065	1,627	1,729
General and administrative	2,384	3,461	4,638	5,640

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€2	€31	€8	€63
Amortization of internal use software and website development costs included in technology and content	1,075	1,167	2,162	2,320
Amortization of internal use software costs included in general and administrative	46	86	103	171
Amortization of acquired technology included in amortization of intangible assets	34	68	68	68

(3) Includes related party expense as follows:
Selling and marketing	€40	€52	€86	€73
Technology and content	55	13	61	27
General and administrative	—	—	1	—
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Net loss	€(59,806)	€(3,289)	€(70,502)	€(10,029)
Other comprehensive income/(loss):
Currency translation adjustments	16	7	28	(8)
Total other comprehensive income/(loss)	16	7	28	(8)
Comprehensive loss	€(59,790)	€(3,282)	€(70,474)	€(10,037)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2022	As of December 31, 2021
Current assets:
Cash and cash equivalents	€204,535	€256,378
Restricted cash	342	—
Accounts receivable, net of allowance for credit losses of €658 and €658 at June 30, 2022 and December 31, 2021, respectively	47,651	23,707
Accounts receivable, related party	27,087	16,506
Short-term investments	25,000	—
Tax receivable	6,537	3,527
Prepaid expenses and other current assets	14,157	10,273
Total current assets	325,309	310,391

Property and equipment, net	13,983	15,905
Operating lease right-of-use assets	46,679	48,323
Deferred income taxes	26	26
Investments and other assets	33,688	3,250
Intangible assets, net	142,818	170,085
Goodwill	229,593	286,539
TOTAL ASSETS	€792,096	€834,519

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€39,654	€14,053
Income taxes payable	5,736	4,358
Deferred revenue	1,768	2,174
Payroll liabilities	3,731	3,289
Accrued expenses and other current liabilities	8,997	16,323
Operating lease liability	4,554	2,269
Total current liabilities	64,440	42,466

Operating lease liability	41,851	45,267
Deferred income taxes	46,241	49,810
Other long-term liabilities	9,431	3,192

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, 122,699,592 and 96,704,815 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	7,362	5,802
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 261,962,688 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	142,486	157,178
Treasury stock at cost - Class A shares, 15,816 and nil shares as of June 30, 2022 and December 31, 2021, respectively	(23)	—
Reserves	855,817	835,839
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	64	36
Accumulated deficit	(497,880)	(427,378)
Total stockholders' equity	630,133	693,784
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€792,096	€834,519
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three Months Ended June 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2022	€5,934	€156,458	€—	€839,599	€(438,074)	€48	€122,307	€686,272
Net loss					(59,806)			(59,806)
Other comprehensive income (net of tax)						16		16
Share-based compensation expense				3,665				3,665
Conversion of Class B shares	1,397	(13,972)		12,575				—
Issued capital, options exercised	31			(22)				9
Repurchase of common stock			(23)					(23)
Balance at June 30, 2022	€7,362	€142,486	€(23)	€855,817	€(497,880)	€64	€122,307	€630,133

Six months ended June 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(70,502)			(70,502)
Other comprehensive income (net of tax)						28		28
Share-based compensation expense				6,798				6,798
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issued capital, options exercised	91			(43)				48
Repurchase of common stock			(23)					(23)
Balance at June 30, 2022	€7,362	€142,486	€(23)	€855,817	€(497,880)	€64	€122,307	€630,133

Three months ended June 30, 2021	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2021	€3,884	€175,238	€—	€805,457	€(444,822)	€(11)	€122,307	€662,053
Net loss					(3,289)			(3,289)
Other comprehensive income (net of tax)						7		7
Share-based compensation expense				4,896				4,896
Conversion of Class B shares	209	(2,100)		1,891				—
Issued capital, options exercised	62			(4)				58
Balance at June 30, 2021	€4,155	€173,138	€—	€812,240	€(448,111)	€(4)	€122,307	€663,725

Six months ended June 30, 2021	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2021	€3,358	€178,913	€—	€798,017	€(438,082)	€4	€122,307	€664,517
Net loss					(10,029)			(10,029)
Other comprehensive income (net of tax)						(8)		(8)
Share-based compensation expense				8,015				8,015
Conversion of Class B shares	577	(5,775)		5,198				—
Issued capital, options exercised	220			1,010				1,230
Balance at June 30, 2021	€4,155	€173,138	€—	€812,240	€(448,111)	€(4)	€122,307	€663,725
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Operating activities:
Net loss	€(59,806)	€(3,289)	€(70,502)	€(10,029)
Adjustments to reconcile net loss to net cash provided by/(used in):
Depreciation (property and equipment and internal-use software and website development)	1,616	2,168	3,319	4,408
Amortization of intangible assets	34	68	68	68
Goodwill and intangible assets impairment loss	84,177	—	84,177	—
Impairment of long-lived assets including internal-use software and website development	893	—	893	—
Share-based compensation	3,665	4,896	6,798	8,015
Deferred income taxes	(3,157)	39	(3,569)	(513)
Foreign exchange (gain)/loss	(365)	127	(697)	(664)
Expected credit (gains)/losses, net	85	(40)	23	37
(Gain)/loss on disposal of fixed assets	(7)	203	(10)	104
Gain from settlement of asset retirement obligation	—	—	—	(5)
Gain from lease termination and modification, net	—	(128)	—	(1,311)
Loss from equity method investment	54	—	54	—
Changes in operating assets and liabilities:
Accounts receivable, including related party	(18,489)	(31,722)	(34,513)	(38,798)
Prepaid expenses and other assets	(5,930)	(4,653)	(3,849)	(8,802)
Accounts payable	19,084	22,099	25,492	25,456
Payroll liabilities	44	(1,307)	442	170
Accrued expenses and other liabilities	(29,719)	1,280	(875)	2,353
Deferred revenue	(182)	(502)	(406)	(936)
Taxes payable/receivable, net	812	3,371	(1,933)	(947)
Net cash provided by/(used in) operating activities	(7,191)	(7,390)	4,912	(21,394)

Investing activities:
Purchase of investments	(50,000)	(1,351)	(50,000)	(1,351)
Proceeds from sales of investments	—	10,000	—	10,000
Business acquisition, net of cash acquired	—	—	—	(4,302)
Capital expenditures, including internal-use software and website development	(1,149)	(734)	(2,206)	(1,798)
Investment in equity-method investees	(5,951)	—	(5,951)	—
Proceeds from sale of fixed assets	7	12	10	72
Net cash used in investing activities	(57,093)	7,927	(58,147)	2,621

Financing activities:
Proceeds from exercise of option awards	9	58	48	1,230
Repayment of other non-current liabilities	(43)	(66)	(86)	(132)
Net cash provided by/(used in) financing activities	(34)	(8)	(38)	1,098

Effect of exchange rate changes on cash	126	55	1,431	905
Net increase/(decrease) in cash, cash equivalents and restricted cash	(64,192)	584	(51,842)	(16,770)
Cash, cash equivalents and restricted cash at beginning of the period	269,069	193,417	256,719	210,771
Cash, cash equivalents and restricted cash at end of the period	€204,877	€194,001	€204,877	€194,001

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Supplemental cash flow information:
Cash paid for interest	€20	€146	€35	€196
Cash paid for taxes, net of (refunds)	2,777	(3,447)	5,565	160
Non-cash investing and financing activities:
Fixed assets-related payable	4	—	4	—
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of June 30, 2022, Expedia Group’s ownership interest and voting interest in trivago N.V. is 58.0% and 83.7%, respectively.

COVID-19
Our business and operating results continue to be impacted by the COVID-19 pandemic. Our ultimate financial performance will depend on a number of factors relating to the world’s emergence from the COVID-19 pandemic, including rates of vaccination, the effectiveness of vaccinations against various mutations of the COVID-19 virus and the loosening of border and quarantine controls as well the gradual removal of restrictions to public and social life.

Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2021 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2021, previously filed with the Securities and Exchange Commission (“SEC”).

Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, absent the effect of the COVID-19 pandemic in 2020 and 2021, which has disrupted our usual seasonality trends, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future. It is difficult to forecast the seasonality for future periods, given the uncertainty around the duration of the impact from COVID-19 and the nature and timing of any sustained recovery.

Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill, intangible assets and other long-lived assets, income taxes, legal and tax contingencies, business combinations and share-based compensation.
The COVID-19 pandemic has had, and is expected to continue to have, a material adverse impact on the travel industry, which may continue to have a significant adverse effect on our business and results of operations. The uncertainty associated with COVID-19 increased the level of judgement applied in our estimates and assumptions. Our estimates may change in future periods as a result of new events arising from the COVID-19 pandemic.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2022 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2021, except as updated below.

Treasury stock
The Company records the repurchase of shares of its common stock at cost on the trade date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders’ equity.
Treasury stock is included in authorized and issued shares but are not considered outstanding for share count purposes, therefore are excluded from average common shares outstanding for basic and diluted earnings per share.

Non-marketable equity investments
We account for non-marketable equity investments which we exercise significant influence but do not have control using the equity method. Under the equity method, investments are initially recognized at cost and adjusted to reflect the Company’s interest in the investee's net earnings or losses, dividends received and other-than-temporary impairments. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee.
On a quarterly basis, we perform a qualitative assessment considering impairment indicators to evaluate whether these investments are impaired. Qualitative factors considered include industry and market conditions, financial performance, business prospects, and other relevant events and factors. When indicators of impairment exist, we prepare a quantitative assessment of the fair value of our equity investments, which may include using both the market and income approaches that require judgment and the use of estimates. When our assessment indicates that an impairment, that is also "other-than-temporary", exists, we write down our non-marketable equity investments to fair value.

Adoption of new accounting pronouncements
Government Assistance. As of January 1, 2022, we have prospectively adopted ASU 2021-10 which introduces annual disclosure requirements about government grants. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.

Recent accounting pronouncements not yet adopted
Business Combinations. In October 2021, the FASB issued ASU 2021-08 which require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606 instead of at fair value. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.
Measurement of Credit Losses on Financial Instruments. In March 2022, the FASB issued ASU 2022-02 which clarifies two issues that arose after the implementation of ASU 2016-13 (ASC Topic 326 Financial Instruments–Credit Losses). The ASU eliminates troubled debt restructuring recognition and measurement guidance and, instead, requires that an entity evaluate whether the modification represents a new loan or a continuation of an existing loan. The ASU requires that public business entities disclose, in addition to current requirements, the current-period gross write-offs by year of origination for financing receivables and net investment in leases. The new standard is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statements; however, we currently do not expect a material impact.

Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 28% and 30% respectively, of total revenues for the three and six months ended June 30, 2022, respectively, compared to 21%, in the same periods in 2021. The Expedia Group represent 36% and 41% of total accounts receivable as of June 30, 2022 and December 31, 2021, respectively.
Booking Holdings and its affiliates represent 52% and 49%, respectively, of total revenues for the three and six months ended June 30, 2022, compared to 59% and 57%, respectively, in the same periods in 2021. Booking Holdings and its affiliates represent 42% and 31% of total accounts receivable as of June 30, 2022 and December 31, 2021, respectively.

Restricted cash
As of June 30, 2022 and December 31, 2021, restricted cash was €0.3 million. The total balance as of June 30, 2022 is classified as current assets and the balance as of December 31, 2021, is classified as other long-term assets based on the expected dates the restricted cash will be refunded or made available to the Company.

Deferred revenue
As of December 31, 2021, the deferred revenue balance was €2.2 million, €1.6 million of which was recognized as revenue during the six months ended June 30, 2022.

Note 3: Acquisitions, other investments and divestitures
Acquisitions and divestitures
Refer to Note 3 in trivago's Annual Report on Form 20-F for the year ended December 31, 2021 for more information on pre-2022 acquisitions and divestitures.
There were no adjustments made during the three or six months ended June 30, 2022 related to acquisitions or divestitures that closed during the year ended December 31, 2021.

Other investments
On April 28, 2022 (the "closing date"), we entered into an investment for a 20.8% (15.5% fully-diluted by share options) ownership interest in UBIO Limited ("UBIO") for €5.9 million. UBIO is a software company that develops robotic automation technology. trivago has the ability to exercise significant influence over UBIO through our representation on UBIO's Board of Directors, where we hold one of five seats. trivago does not have any rights, obligations or any relationships with regards to the other investors of UBIO.
Our investment in UBIO is accounted for as an equity method investment. As of the closing date, the carrying value of our equity method investment in UBIO was approximately €5.8 million higher than our share of interest in UBIO's underlying net assets. Of this basis difference, €2.2 million relates to intangible assets that will be amortized over the intangible assets' useful life, €(0.4) million relates to tax basis differences to be recovered where appropriate, and the remaining amount of €4.0 million relates to equity method goodwill recognized as part of the overall investment account balance. The equity method goodwill recognized is not amortized.

Note 4: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of June 30, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Short-term investments:
Term deposits	€25,000	€—	€25,000
Investments and other assets:
Term deposits	26,351	—	26,351
Total	€51,351	€—	€51,351

As of December 31, 2021	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Money market funds	€19,922	€19,922	€—
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€21,273	€19,922	€1,351

We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as other long-term assets.
The term deposits balance presented within investments and other assets includes €1.4 million which is restricted by long-term obligations related to the new campus building.

Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 5: Prepaid expenses and other current assets

(in thousands)	June 30, 2022	December 31, 2021
Prepaid advertising	€10,326	€5,078
Other prepaid expenses	3,740	4,968
Other assets	91	227
Total	€14,157	€10,273

In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The first three contractual installment payments under this agreement have been paid and as of June 30, 2022, €8.2 million has been included within prepaid advertising in the above table.

Note 6: Property and equipment, net
The following table is a summary of property, equipment, and accumulated depreciation as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
(in thousands)
Building and leasehold improvements	€6,864	€6,865
Capitalized software and software development costs	28,624	26,643
Computer equipment	15,881	15,795
Furniture and fixtures	3,038	3,026
Subtotal	€54,407	€52,329
Less: accumulated depreciation	40,600	37,537
Construction in process	176	1,113
Property and equipment, net	€13,983	€15,905

During the three months ended June 30, 2022, we recorded an impairment of €0.9 million related to acquired software and internally capitalized software development costs. We recognized the loss on impairment within our operating expenses in our unaudited condensed consolidated statements of operations.

Note 7: Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of June 30, 2022 and December 31, 2021:

(in thousands)	June 30, 2022	December 31, 2021
Goodwill	€229,593	€286,539
Intangible assets with definite lives, net	473	540
Intangible assets with indefinite lives	142,345	169,545
Total	€372,411	€456,624

Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2021	€197,516	€85,148	€—	€282,664
Foreign exchange translation	26	11	—	37
Additions	2,525	1,313	—	3,838
Balance as of December 31, 2021	€200,067	€86,472	€—	€286,539
Foreign exchange translation	22	9	—	31
Impairment charge	(56,977)	—	—	(56,977)
Balance as of June 30, 2022	€143,112	€86,481	€—	€229,593

Due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities, we performed an impairment test during the second quarter of 2022.
The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. The significant estimates used in the market approach included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
Based on the results of the impairment assessment, we recorded an impairment charge of €57.0 million to our goodwill balance for the Developed Europe reporting unit. As of June 30, 2022, we had accumulated impairment losses for goodwill of €264.6 million and €207.6 million as of December 31, 2021.

Indefinite-lived Intangible Assets
The following table presents the changes in our indefinite-lived intangible assets:

(in thousands)	Intangible assets with indefinite lives
Balance as of January 1, 2021	€169,545
Impairment charge	—
Balance as of December 31, 2021	€169,545
Impairment charge	(27,200)
Balance as of June 30, 2022	€142,345
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
Due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation and more uncertainty in respect of the overall economic environment which led to a shift in the Company’s internal priorities, we performed an impairment test during the second quarter of 2022.
We base our measurement of the fair value of our indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that these assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The method requires us to estimate future revenue for the brand, the appropriate royalty rate and an applicable discount rate.
Based on the results of the impairment assessment, we recorded an impairment charge of €27.2 million to our indefinite-lived intangible assets. As of June 30, 2022, we had accumulated impairment losses for indefinite-lived intangible assets of €27.2 million and no amounts as of December 31, 2021.

Note 8: Share-based awards and other equity instruments
Amendments to the 2016 Omnibus Incentive Plan
On March 2, 2021, our supervisory board amended the trivago N.V. 2016 Omnibus Incentive Plan to increase the maximum number of Class A shares available for issuance from 34,711,009 to 59,635,698 Class A shares, which does not include any Class B share conversions. Class A shares issuable under 2016 Plan are represented by ADSs for such Class A shares.

Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2022	2021	2022	2021
Cost of revenue	€61	€71	€102	€121
Selling and marketing	229	299	431	525
Technology and content	991	1,065	1,627	1,729
General and administrative	2,384	3,461	4,638	5,640
Total share-based compensation expense	€3,665	€4,896	€6,798	€8,015

Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2022:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of December 31, 2021	23,827,946	2.64	11	30,237
Granted	290,387	0.06
Exercised	780,657	0.06
Cancelled	690,356	2.69
Balance as of June 30, 2022	22,647,320	2.85	11	20,838
Exercisable as of June 30, 2022	14,109,916	4.17	14	10,272
Vested and expected to vest after June 30, 2022	22,647,320	2.85	11	20,838

The following table presents a summary of our restricted stock units (RSUs) for the six months ended June 30, 2022:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of December 31, 2021	1,366,123	2.92	6
Granted	3,065,436	2.12
Vested	728,327	2.85
Cancelled	137,650	2.86
Balance as of June 30, 2022	3,565,582	2.25	6

Note 9: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax expense was €0.2 million in the second quarter ended June 30, 2022, compared to an income tax expense of €6 thousand in the second quarter ended June 30, 2021. The total weighted average tax rate was 31.5%, which was mainly driven by the German statutory tax rate of approximately 31%. Our effective tax rate this quarter was (0.4)% compared to (0.2)% in the second quarter in 2021. The difference in effective tax rate in the second quarter ended June 30, 2022 compared to the second quarter in 2021 is because of the difference in the pre-tax profit and loss position and discrete items. The difference between the weighted average tax rate of 31.5% and the effective tax rate of (0.4)% in the second quarter of 2022 is primarily attributable to the goodwill impairment (permanent item), intangible assets impairment (temporary item) and share-based compensation expense (non-deductible for tax purposes) which are treated as discrete items.
Income tax expense was €6.3 million in the six months ended June 30, 2022, compared to an income tax benefit of €1.3 million in the six months ended June 30, 2021. Our effective tax rate was (9.8)% compared to 11.1% for the half year ended June 30, 2021. The difference between the weighted average tax rate and the effective tax rate for the six months ended June 30, 2022 is primarily attributable to the goodwill impairment (permanent item), intangible assets impairment (temporary item), share-based compensation expense (non-deductible for tax purposes), an additional expense for a penalty and accrual for applicant's cost award pursuant to a court ruling which are treated as discrete items.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €9.2 million as of June 30, 2022. A liability for these tax benefits was included under other long-term liabilities in the unaudited condensed consolidated financial statements.

Note 10: Stockholders' equity
Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves. As of June 30, 2022, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of June 30, 2022, had an ownership interest and voting interest of 7.9% and 11.4%, respectively.

During the six months ended June 30, 2022, 24,485,793 Class B shares were converted into Class A shares. During the six months ended June 30, 2021, 9,625,000 Class B shares were converted into Class A shares.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's American Depositary Shares (“ADS”), each representing one Class A share. On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this agreement. On May 31, 2022, the Company entered into another stock repurchase program which lasts through to July 29, 2022. As of June 30, 2022, the Company reacquired 15,816 Class A common shares on the open market at fair market value. The shares of stock purchased under the buyback program are held as treasury shares.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method. The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2022	2021	2022	2021
Numerator:
Net loss	€(59,806)	€(3,289)	€(70,502)	€(10,029)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	359,990	357,582	359,636	356,726
Diluted	359,990	357,582	359,636	356,726

Net loss per share:
Basic	€(0.17)	€(0.01)	€(0.20)	€(0.03)
Diluted	(0.17)	(0.01)	(0.20)	(0.03)

For the three months and six months ended June 30, 2022 and 2021, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 12: Commitments and contingencies
Legal proceedings
On August 23, 2018, the Australian Competition and Consumer Commission, or ACCC, instituted proceedings in the Australian Federal Court against us. The ACCC alleged a number of breaches of the Australian Consumer Law, or ACL, relating to certain advertisements in Australia concerning the hotel prices available on our Australian site, our Australian strike-through pricing practice and other aspects of the way offers for accommodation were displayed on our Australian website. The matter went to trial in September 2019 and, on January 20, 2020, the Australian Federal Court issued a judgment finding that we had engaged in conduct in breach of the ACL. On March 4, 2020, we filed a notice of appeal at the Australian Federal Court appealing part of that judgment. On November 4, 2020, the Australian Federal

Court dismissed trivago’s appeal. On October 18 and 19, 2021, the Australian Federal Court heard submissions from the parties in relation to relief. On April 22, 2022, the Australian Federal Court issued a judgment ordering us to pay a penalty of AUD 44.7 million, which we paid in the second quarter of 2022. The court also ordered us to cover the ACCC's costs arising from the proceeding. The court also enjoined us from engaging in misleading conduct of the type found by the Australian Federal Court to be in contravention of the ACL.
The penalty balance had previously been included in accrued expenses and other current liabilities in our unaudited condensed consolidated balance sheet as of March 31, 2022.

Note 13: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These are arrangements terminable at will or upon three to seven days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We are also party to a letter agreement pursuant to which Expedia Group refers traffic to us when a particular hotel or region is unavailable on the applicable Expedia Group website. Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €33.9 million and €74.9 million for the three and six months ended June 30, 2022, respectively, compared to €20.1 million and €27.7 million in the same period in 2021, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 33% and 30% of our total revenue for the three and six months ended June 30, 2022, respectively, compared to 21% in the same periods in 2021.
For the three and six months ended June 30, 2022 and 2021, we did not incur significant operating expenses of related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of June 30, 2022 and December 31, 2021 was €27.0 million and €16.4 million respectively.

Note 14: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: the Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our Rest of World segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and six months ended June 30, 2022 and 2021. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended June 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€66,759	€55,663	€19,016	€—	€141,438
Subscription revenue	—	—	—	854	854
Other revenue	—	—	—	2,483	2,483
Total revenue	€66,759	€55,663	€19,016	€3,337	€144,775
Advertising Spend	42,491	33,376	9,407	—	85,274
ROAS contribution	€24,268	€22,287	€9,609	€3,337	€59,501
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,984
Other selling and marketing, including related party (1)					7,095
Technology and content, including related party					15,473
General and administrative, including related party					9,510
Amortization of intangible assets					34
Impairment of intangible assets and goodwill					84,177
Operating loss					€(59,772)
Other income/(expense)
Interest expense					(20)
Other, net					252
Total other income/(expense), net					232
Loss before income taxes					(59,540)
Expense for income taxes					212
Loss before equity method investment					(59,752)
Loss from equity method investment					(54)
Net loss					€(59,806)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€43,728	€37,572	€12,148	€—	€93,448
Subscription revenue	—	—	—	1,214	1,214
Other revenue	—	—	—	812	812
Total revenue	€43,728	€37,572	€12,148	€2,026	€95,474
Advertising Spend	29,771	28,564	6,278	—	64,613
ROAS contribution	€13,957	€9,008	€5,870	€2,026	€30,861
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,961
Other selling and marketing, including related party (1)					6,753
Technology and content, including related party					13,753
General and administrative, including related party					10,189
Amortization of intangible assets					68
Operating loss					€(2,863)
Other income/(expense)
Interest expense					(146)
Other, net					(274)
Total other income/(expense), net					(420)
Loss before income taxes					(3,283)
Expense for income taxes					6
Net Loss					€(3,289)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€110,283	€99,377	€30,224	€—	€239,884
Subscription revenue	—	—	—	1,921	1,921
Other revenue	—	—	—	4,608	4,608
Total revenue	€110,283	€99,377	€30,224	€6,529	€246,413
Advertising Spend	67,143	57,062	14,608	—	138,813
ROAS contribution	€43,140	€42,315	€15,616	€6,529	€107,600
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,963
Other selling and marketing, including related party (1)					12,879
Technology and content, including related party					29,047
General and administrative, including related party					40,081
Amortization of intangible assets					68
Impairment of intangible assets and goodwill					84,177
Operating loss					€(64,615)
Other income/(expense)
Interest expense					(35)
Other, net					484
Total other income/(expense), net					449
Income before income taxes					(64,166)
Expense for income taxes					6,282
Loss before equity method investment					(70,448)
Loss from equity method investment					54
Net loss					€(70,502)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2021
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€53,262	€55,861	€20,492	€—	€129,615
Subscription revenue	—	—	—	2,563	2,563
Other revenue	—	—	—	1,522	1,522
Total revenue	€53,262	€55,861	€20,492	€4,085	€133,700
Advertising Spend	34,665	38,553	10,036	—	83,254
ROAS contribution	€18,597	€17,308	€10,456	€4,085	€50,446
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,547
Other selling and marketing, including related party (1)					11,449
Technology and content, including related party					26,393
General and administrative, including related party					18,704
Amortization of intangible assets					68
Operating loss					€(11,715)
Other income/(expense)
Interest expense					(202)
Other, net					632
Total other income/(expense), net					430
Loss before income taxes					(11,285)
Benefit for income taxes					(1,256)
Net loss					€(10,029)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 15: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 214,085 Class A shares were issued as a result of options exercised and RSUs released. Additionally, 189,731 Class A shares were purchased by trivago on the open market at fair market value up to the date of the share buyback program expiration on July 29, 2022.
On July 11, 2022, the market-based stock option award granted on March 11, 2020 and subsequently modified on October 22, 2020, to our management board was cancelled. The award of 2,032,743 options was scheduled to cliff vest on January 2, 2023 and was dependent on achieving a set volume-weighted average share price target. Also on July 11, 2022, the Supervisory Board approved the annual equity compensation awards for our management board and senior leadership team totaling 8,681,362 options and RSUs.